

WORKING to SAVE LIVES *of Women and Babies*

Annual Report 2001

UTAH MEDICAL PRODUCTS, INC.

UTAH MEDICAL PRODUCTS, INC.

with particular interest in healthcare for women and their babies,

develops, manufactures, assembles and markets

a broad range of disposable and reusable specialty medical devices designed for

better health outcomes for patients and their care-providers.


30
20
10
0
97
98
99
00
01

NET SALES
in millions of dollars


9
6
3
0
97
98
99
00
01

OPERATING PROFITS
in millions of dollars


6
4
2
0
97
98
99
00
01

NET PROFITS
in millions of dollars


60
50
40
30
97
98
99
00
01

GROSS PROFIT MARGINS
percent of sales


1.50
1.00
.50
0
97
98
99
00
01

EARNINGS PER SHARE
in dollars

FINANCIAL HIGHLIGHTS

FIVE-YEAR SUMMARY OF OPERATIONS

(In thousands, except per share data)

	2001	2000	1999	1998	1997
Net sales	$ 26,954	$ 27,193	$ 29,444	$ 27,677	$ 24,272
Net income	5,934	5,373	5,468	4,858	4,322
Total assets	23,572	25,423	27,756	31,968	31,459
Long-term debt	2,501	10,000	5,934	3,093	5,563
Stockholders' equity	18,207	12,347	18,789	26,017	22,635
Earnings per common share (diluted)	$ 1.14	$ .90	$ .76	$ .59	$ .51
Weighted average common shares (diluted)	5,210	5,978	7,197	8,273	8,495

QUARTERLY INCOME STATEMENT SUMMARIES

(In thousands, except per share data)

	Net Sales	Gross Margin	Net Income	Earnings Per Share
2001				
Fourth Quarter	$ 6,802	$ 3,812	$ 1,531	$ .29
Third Quarter	6,791	3,896	1,532	.29
Second Quarter	6,794	3,921	1,481	.29
First Quarter	6,567	3,763	1,391	.27
2000				
Fourth Quarter	$ 6,690	$ 3,752	$ 1,354	$ .27
Third Quarter	6,882	3,829	1,410	.23
Second Quarter	6,956	3,873	1,383	.22
First Quarter	6,666	3,671	1,226	.19
1999				
Fourth Quarter	$ 7,539	$ 4,135	$ 1,433	$ .22
Third Quarter	7,568	4,104	1,487	.22
Second Quarter	7,320	3,870	1,349	.18
First Quarter	7,018	3,687	1,200	.15

To Our Stockholders

In 2001, Utah Medical Products, Inc. (UTMD) continued with another year of excellent financial performance. I believe this is especially notable given the substantial increase in competition with UTMD's flagship obstetrics product, Intran® Plus, and the increasing influence that large administrative group purchasing organizations (GPOs) have in limiting the products available to clinicians in U.S. hospitals. You may wish to read the front page article in the March 4, 2002, *New York Times,* "2 Powerful Groups Hold Sway Over Buying at Many Hospitals."

Overall, 2001 sales activity stabilized after being down 8% in the prior year. Domestic sales remained about the same, which represented a substantial accomplishment for UTMD's direct sales force given the unfavorable hospital GPO market environment for smaller companies. U.S. hospitals represent almost 70% of UTMD's total sales. The components of direct domestic sales which changed were obstetrics product sales which declined 3%, and gynecology/urology product sales which grew 9%. The new EndoCurette® and PICC-Nate™ products, which UTMD believes have excellent market potential, did not materially contribute to last year's sales results.

Foreign sales, representing about 19% of total sales, declined by 4%. The decline in foreign sales came in UTMD's most mature product line, disposable pressure transducers and accessories for blood pressure monitoring, which declined 11%. Foreign sales of the Company's Ob/Gyn and neonatal speciality products increased 14%. Please refer to the MD&A section of this report and UTMD's SEC Form 10-K for discussions of the various revenue categories divided by product group and distribution channel.

Continuing to increase productivity, UTMD's operating profits grew over $900,000 or 11%, on essentially the same sales activity as the prior year. As sales declines came from lower margin products and sales increases came in higher margin products, a favorable product-mix helped UTMD achieve a record 57.1% gross profit margin. As UTMD increases future sales, it anticipates continuing gross profit margin improvements as the fixed costs of its established infrastructure are spread over higher sales activity. Last year's Annual Report highlighted how UTMD's excellent manufacturing and information systems infrastructure provide for both stability and profitable future growth. Year 2001 performance provided further evidence of the value of UTMD's infrastructure.

Because of Company record gross profit and operating profit margins, net after-tax profits in 2001 increased 10%. The combination of increased net profits with the beneficial impact of fewer outstanding shares allowed UTMD to grow 2001 earnings per share (EPS) by 27%. EPS at $1.14 was a Company record. Shareholders were rewarded with an 81% increase in share value in a year when all the major stock market indices were again lower. For the last four years, EPS have increased 22% per year, exceeding management's primary financial goal.

UTMD's 2001 return on average shareholders' equity (ROE), perennially high, was 39%, the highest of the last ten years. EBITDA, a measure of the Company's ability to generate cash from operations, exceeded 43% of sales for the first time in UTMD's history. Using its excellent cash flow, UTMD decreased the balance on its bank credit line from $10 million to $2.5 million. In conjunction, UTMD's total debt ratio decreased from 51% to 23%.

I believe that UTMD has a history of being forthright and clear in its communications with investors. However, because of recent events surrounding the Enron bankruptcy and heightened investor sensitivity regarding accounting practices, UTMD has made an extra effort in the accompanying statements to eliminate any possible confusion and uncertainty. We sincerely wish to retain the confidence of investors in the validity of our numbers. Our Audit Committee is comprised solely of outside directors of the Company. The committee members met with the auditors in January for a thorough and careful review of the audit results. The auditors reported to the committee members that in independently testing management's estimates, they had received complete accessibility to all requested data and, based on cross-checking certain key facts with other employees, had confirmed the accuracy of management's information. Where UTMD has had a choice of accounting methods to use, it has consistently chosen a conservative approach. In addition, I would like to affirm that I understand that shareholders rely on senior management to be aware of what is going on inside our business, and would like to assure you that I accept that responsibility. As a practical matter, there seems to me much less chance of misinformation in a small entity like UTMD than a large one.

Presently, UTMD is implementing a written Code of Conduct for its employees that is intended to clarify appropriate behaviors. At UTMD, management has steadfastly tried to avoid conflicts of interest, even the appearance of one. As an example, for the last nine years we have asked the independent investment manager of UTMD employees' 401(k) Plan not to invest in UTMD stock. We are pleased to have employees as shareholders, but we simply choose to avoid the suggestion that we use the 401(k) Plan to benefit the Company in conflict with employee interests.

The recent Utah Federal District Court decision regarding UTMD's patent infringement litigation against Graphic Controls, now Tyco International/Kendall•LTP, is an extremely significant event for shareholders if the verdict is upheld. The lawsuit has been in process for five years and has required a commitment of limited UTMD resources, reducing past performance. Tyco/Kendall•LTP introduced Softrans (their copy of UTMD's patented Intran® Plus) in 1996, which was found to have infringed the UTMD patent. Since 1997, they have significantly diminished UTMD's market share aided by Kendall's GPO contracts for broad commodity product lines and greater sales and marketing resources. With the help of exclusive contracts with Premier and Novation, it appears they have succeeded in taking about 40% of UTMD's previous Intran business. The jury awarded UTMD $20,000,000 in damages, representing an estimate of the profits that UTMD has lost to date. UTMD will work to protect the verdict, although we expect a significant struggle based on the last five years' experience with the amount of money and lawyers that Tyco is willing to deploy. An ultimate victory would reinforce UTMD's identity in the marketplace as the inventor of the most accurate approach to intrauterine pressure monitoring, a surveillance tool used by hospitals to help obstetricians make critical intervention decisions during high risk deliveries.

After the substantial 2001 increase in share value, UTMD's price to earnings ratio (PE Ratio) still equaled only 11.9 at year-end, well below the average PE Ratio for the stock market. The trailing (using the latest twelve months' earnings) PE Ratio for the medical device industry is about 23. UTMD's challenge to achieving a more representative PE Ratio remains gaining investors' confidence about its prospects for future growth.

Although UTMD's employees are gratified with the 2001 financial performance, we are looking forward to an even better year in 2002 as a result of initiatives started earlier that haven't yet reached fruition. Two key external issues affecting UTMD's growth include GPO restrictions of our access to clinicians and the outcome of the patent infringement litigation. We expect a positive change in both of these issues that could result in substantial increases in UTMD sales.

Ultimately, future growth depends on how well UTMD effectively communicates its differences of defined focus, profound experience and constant innovation to clinicians who need our solutions and support to achieve their objectives. The following pages are intended to highlight those differences for shareholders, put into effect by employees who are passionate about working to save the lives of women and their babies.



Kevin L. Cornwell
Chairman and CEO



Defined FOCUS

Being specialists allows

our people to fully appreciate how our products affect the well-being of patients.



< We manufacture our own products.
We make them right. We know they work.



> We are passionate about providing solutions
to explicit needs for neonatal intensive
care and in labor and delivery.

< Our focus allows rapid customer
response especially in the important training
of, and consultation with, care-givers.



Profound EXPERIENCE

BEING FIRST WITH OUR SOLUTIONS

TRANSLATES INTO EXTENSIVE UNDERSTANDING OF WHAT WORKS BEST.



< WE KNOW THAT PHYSICIANS COUNT ON OUR RELIABLE PERFORMANCE TO HELP THEM REDUCE THE RISK OF PATIENT MORTALITY.

> EXCELLENT PRODUCT DESIGNS ARE NOT ENOUGH. FROM KNOWLEDGE ACCUMULATED OVER MANY YEARS AND MILLIONS OF PRODUCTS, WE HAVE MASTERED THE ART OF DEVICE MANUFACTURING.



< OUR QUALITY SYSTEMS PROVIDE DISCIPLINES THAT HELP ASSURE WE CONSISTENTLY MEET OUR CLINICIAN CUSTOMERS' NEEDS AND EXPECTATIONS.



Constant INNOVATION

LISTENING CAREFULLY TO OUR USERS

PROVIDES CONTINUAL OPPORTUNITIES TO APPLY OUR ENGINEERING CREATIVITY.



< THE BENEFITS OF OUR PATENTED PRODUCTS ARE SIMPLE AND DIRECT: ACCURACY IN INTRAUTERINE PRESSURE MONITORING; SAFETY IN VACUUM-ASSISTED OPERATIVE DELIVERY; DEVELOPMENTAL FRIENDLINESS FOR NEONATAL INTENSIVE CARE; AND EXCELLENT HISTOLOGY FOR GYNECOLOGICAL CARE.

> WE ARE RECOGNIZED AROUND THE WORLD AS INVENTORS AND PROBLEM SOLVERS.



< OUR DEVELOPMENT OF NEW PRODUCTS HINGES ON CAREFULLY LISTENING TO THE CONCERNS AND IDEAS OF PHYSICIANS DEDICATED TO IMPROVING CARE OF THEIR PATIENTS.

Responsibilities for Financial Reporting

Management is responsible for the consolidated financial statements and other financial information contained in this annual report. The financial statements have been prepared in accordance with generally accepted accounting principles considered to fairly present the Company's financial position, results of operations and cash flows. The financial statements include some amounts that are based on management's best estimates and judgement.

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "believe," "project," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company respecting future events and are subject to certain risks, uncertainties, and assumptions, including the risks and uncertainties noted below. Although the Company has attempted to identify important factors that could cause the actual results to differ materially, there may be other factors that cause the forward statement not to come true as anticipated, believed, projected, expected, or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ materially from those described herein as anticipated, believed, projected, estimated, expected, or intended.

Risk factors that may impact the Company's revenues include the market acceptance of competitive products, obsolescence caused by new technologies, the possible introduction by competitors of new products that claim to have many of the advantages of UTMD's products at lower prices, the timing and market acceptance of UTMD's own new product introductions, UTMD's ability to efficiently manufacture its products, including the reliability of suppliers, success in gaining access to important global distribution channels, budgetary constraints, the timing of regulatory approvals for newly introduced products, third party reimbursement, and other factors set forth in the Company's Securities and Exchange Commission filings, including UTMD's 10-K for the year ended December 31, 2000.

Risk factors, in addition to the risks outlined in the previous paragraph, that may impact the Company's assets and liabilities, as well as cash flows, include risks inherent to companies manufacturing products used in healthcare including claims resulting from the improper use of devices and other product liability claims, defense of the Company's intellectual property, productive use of assets in generating revenues, management of working capital including inventory levels required to meet delivery commitments at a minimum cost, and timely collection of accounts receivable.

Additional risk factors that may affect non-operating income include the continuing viability of the Company's technology license agreements, actual cash and investment balances, asset dispositions, and acquisition activities that may require unusual funding.

The Company's system of internal controls is designed to provide reasonable assurance as to the protection of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability of assets. The Company's business ethics policy is the cornerstone of its internal control system. This policy sets forth management's commitment to conduct business worldwide with the highest ethical standards. The business ethics policy also requires that the documents supporting all transactions clearly describe their true nature and that all transactions be properly reported and classified in the financial records.

The financial statements have been audited by the Company's independent accountants. The purpose of their audit is to independently express an opinion on the fairness of management's presentation, in all material respects, of the Company's financial position, results of operations and cash flows. In connection with their audit, they study and evaluate the internal accounting controls to the extent they deem necessary.

The adequacy of the Company's accounting controls and the accounting principles employed in financial reporting are under the general oversight of the Audit Committee of the Board of Directors. This Committee also has responsibility for employing the independent accountants. No member of this Committee is an employee of the Company. The independent accountants meet with the Audit Committee, with and without management present, to discuss accounting, auditing and financial reporting matters.



Kevin L. Cornwell
Corporate Secretary

Utah Medical Products, Inc.

Financial Section

Annual Report 2001

CONSOLIDATED BALANCE SHEET

(In thousands)

December 31,	2001	2000
Assets		
Current assets:		
Cash	$ 370	$ 414
Accounts receivable, net *(note 2)*	3,585	3,979
Inventories *(note 2)*	3,248	3,005
Prepaid expenses and other current assets	155	137
Deferred income taxes *(note 6)*	515	529
Total current assets	7,873	8,064
Property and equipment, net *(note 3)*	8,877	9,789
Other assets, net *(note 2)*	6,822	7,570
Total	$ 23,572	$ 25,423
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 457	$ 683
Accrued expenses *(note 2)*	2,017	1,963
Total current liabilities	2,474	2,646
Note payable *(note 4)*	2,501	10,000
Deferred income taxes *(note 6)*	390	430
Total liabilities	5,365	13,076
Commitments and contingencies *(notes 5 and 10)*	–	–
Stockholders' equity:		
Preferred stock $.01 par value; authorized 5,000 shares; no shares issued or outstanding	–	–
Common stock $.01 par value; authorized 50,000 shares; issued 5,029 shares in 2001 and 5,003 shares in 2000	50	50
Cumulative foreign currency translation adjustment	(1,816)	(1,559)
Retained earnings	19,973	13,856
Total stockholders' equity	18,207	12,347
Total	$ 23,572	$ 25,423

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations

The following comments should be read in conjunction with accompanying financial statements. Dollar amounts are in thousands except per-share amounts and where noted.

Productivity of Assets and Working Capital

Assets — Year-ending total assets were 7% lower ($1,851 in thousands) primarily as a result of depreciation of fixed assets that exceeded purchases of new assets and amortization of intangible assets. Current assets declined $191 as a result of reduced sales activity to slower-paying international customers, offset by slightly higher ending inventories. As a result, UTMD continued to increase its total asset turns which had a favorable impact on return on equity (ROE). Net fixed assets declined $912 because depreciation exceeded new purchases; and net intangible assets declined $748 because of the amortization of goodwill and intellectual property. Year-ending 2001 net intangible assets represented 29% of total assets compared to 30% at the end of 2000. In 2002, asset turns are expected to benefit from projected sales growth while working capital remains about the same, excluding cash. Depreciation of fixed assets should continue to exceed purchases. Net intangible assets will not materially change, absent a new acquisition, because of adoption of FASB Statement No. 142 (discussed below). Cash accumulation which results after eliminating the line of credit balance in early 2002, may reduce asset turns in the absence of a new acquisition or share repurchases. Management targets 2002 total asset turns at or higher than 2001 in order to not negatively affect ROE.

The trends in Net Property, Plant and Equipment (PP&E) and Net PP&E turns explain the trends in total assets. Net PP&E (after accumulated depreciation) in the U.S. decreased $557, while Ireland decreased $355. The current book value of consolidated PP&E is 40% of its purchase price. Management believes PP&E

MANAGEMENT'S DISCUSSION AND ANALYSIS, *continued*

to be in good working order and capable of supporting increased sales activity. As a result, going forward, reported performance should be enhanced by slowing rates of depreciation expense and continuing higher PP&E turns.

In June 2001, the FASB (Financial Accounting Standards Board) changed the accounting for business combinations, goodwill and intangible assets. Companies are required to adopt Statement No. 142 in their fiscal year beginning after December 15, 2001. Under FASB Statement No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually, or more frequently if impairment indicators arise, for impairment. Income statement performance would only be affected in the case of impairment. The amount of goodwill associated with an acquisition depends on the price paid for the acquisition. Large, actively acquisitive companies that use their stock as acquisition currency tend to pay higher valuations for acquisitions.

The goodwill on UTMD's balance sheet is the result of two acquisitions in 1997 and 1998 which were made in cash at conservative valuations. As of December 31, 2001, the goodwill on the balance sheet resulting from the two acquisitions had been reduced by 27% from the acquisition price, as a result of UTMD using previous GAAP for the purchase method of acquisition accounting. The Gesco neonatal products and CMI business acquired continue to be viable, and a vibrant part of UTMD's overall business activities, representing 24% of total sales activity in 2001. Therefore, UTMD does not expect its goodwill intangible assets to become impaired in the foreseeable future.

Average inventory turns, although excellent at 3.7, decreased slightly in 2001 because of slightly lower sales and modestly higher average inventories compared to 2000. Management expects to achieve its targeted 4.0 average inventory turns in 2002 because sales should increase without the need for an increase in inventories. Year-ending 2001 accounts receivable (A/R) balances declined 10%. Calculated average days in A/R at 49 based on 4Q 2001 shipment activity were within management's objective. Aged A/R over 90 days from invoice date were about 6% of total A/R at year end, consistent with year-end 2000. The Company believes these older A/R are collectible or within its reserve balances for uncollectible accounts.

Working capital at year-end 2001 was unchanged from year-end 2000 because sales activity remained about the same as the prior year, cash generated from operations went to repay long-term debt and the Company consistently and effectively managed its other current assets and liabilities. Excluding the possibility of a new acquisition or additional share repurchases, UTMD expects that 2002 working capital will increase as a result of cash generated from operations after bank debt is repaid.

Liabilities — In the three years 1999-2001, UTMD's total liabilities and total debt ratio have been driven by the timing of debt incurred for financing share repurchases, not in providing cash to operate its business. Except for the Oregon building inherited as part of the 1997 CMI acquisition and a portion of its Utah parking lot, UTMD generally owns its PP&E assets, dominated by its Utah and Ireland facilities, molds, manufacturing tooling and equipment, test equipment, computer/communications equipment and software. At the end of 2001, UTMD's total debt ratio declined to 23% from 51% at the end of 2000 as UTMD reduced its line-of-credit balance by $7.5 million. The Company had previously borrowed $9.3 million in July 1999 to complete a tender offer repurchase of 1.2 million shares and another $9.2 million in September 2000 to complete a tender offer



32
28
24
20
16
12
1.5
1.3
1.1
0.9
0.7
0.5
97
98
99
00
01
TOTAL ASSETS ($ million)
AVERAGE TURNS (number of times)



16
14
12
10
8
6
3.1
2.8
2.5
2.2
1.9
1.6
97
98
99
00
01
NET PP&E ($ million)
AVERAGE TURNS (number of times)



5.4
4.8
4.2
3.6
3.0
4.4
3.8
3.2
2.6
2.0
97
98
99
00
01
AVERAGE INVENTORY ($ million)
AVERAGE TURNS (number of times)



5.0
4.5
4.0
3.5
3.0
58
54
50
46
42
97
98
99
00
01
YEAR-END A/R ($ million)
A/R AGING DAYS (4th quarter base)



13
11
9
7
5
3
4.5
4.1
3.7
3.3
2.9
2.5
97
98
99
00
01
YEAR-END WORKING CAPITAL ($ million)
TOTAL CURRENT RATIO



14
12
10
8
6
4
60
50
40
30
20
10
97
98
99
00
01
TOTAL LIABILITIES ($ million)
TOTAL DEBT RATIO (% of assets)

CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME

(In thousands, except per share amounts)

Years ended December 31,	2001	2000	1999
Net sales *(notes 9 and 10)*	$ 26,954	$ 27,193	$ 29,444
Cost of sales *(note 10)*	11,561	12,068	13,648
Gross margin	15,393	15,125	15,796
Expenses:			
Sales and marketing	2,773	3,250	3,778
Research and development	364	568	719
General and administrative	2,978	2,940	3,017
Income from operations	9,278	8,367	8,282
Other income (expense):			
Dividend and interest income	9	39	34
Royalty income	450	452	529
Interest expense	(370)	(496)	(296)
Other, net	113	58	(4)
Income before income tax expense	9,480	8,420	8,545
Income tax expense *(note 6)*	(3,546)	(3,047)	(3,077)
Net income	$ 5,934	$ 5,373	$ 5,468
Earnings per common share (basic) *(notes 7 and 8)*	$ 1.18	$ .90	$ .76
Earnings per common share (diluted) *(notes 7 and 8)*	$ 1.14	$ .90	$ .76
Other comprehensive income—foreign currency translation net of taxes of $(87), $(109) and $(252)	(170)	(200)	(489)
Total comprehensive income	$ 5,764	$ 5,173	$ 4,979

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS, *continued*

repurchase of another 1.1 million shares. The cost of those repurchases including fees and transaction costs was $8.13 per share. With-out additional significant share repurchases or a new acquisition, UTMD will be able to eliminate its remaining bank debt in 2002, yielding a total debt ratio less than 15% by the end of the year.

Results of Operations

Revenues — Total annual U.S. (domestic) sales were essentially the same in 2001 as 2000, while foreign (international) sales declined 4%. Global consolidated sales declined 1%.

UTMD divides its domestic sales into two primary distribution channels: "direct sales" which are sales to end user customers by UTMD's direct sales force, independent commissioned sales reps, specialty distributors and national hospital distribution companies, and "OEM sales" which are sales to other companies where products are packaged and resold as part of another company's product offerings. As a percentage of total 2001 domestic sales, direct sales represented 92% compared to 92% and 91% in 2000 and 1999, respectively. In each of the three years 1999-2001, U.S. direct sales represented 74% of global consolidated sales.

Foreign sales in 2001 were 19% of global consolidated sales compared to 20% and 19% in years 2000 and 1999, respectively. Of the 2001 foreign sales, 58% were made in Europe compared to 56% and 54% in 2000 and 1999. Ireland operations shipped 54% of foreign sales (in U.S. dollar terms) in 2001 compared to 64% in 2000 and 61% in 1999. Shipments from UTMD Ltd. (Ireland) were down 17% in Irish pound terms and down 19% in U.S. dollar terms compared to the prior year.

UTMD groups its sales into four product-line categories: 1) obstetrics, comprised of labor and delivery management tools for monitoring fetal and maternal well-being, for reducing risk in performing difficult delivery procedures and for improving clinician safety; 2) gynecology/electrosurgery/urology, comprised of tools for gynecological procedures associated primarily with cervical/uterine disease, including LETZ, endometrial sampling, diagnostic laparoscopy, and other MIS procedures; specialty excision and incision tools; conservative urinary incontinence therapy devices; and urology tools; 3) neonatal care, comprised of devices that provide developmentally-friendly care to the most critically ill babies, including gaining vascular access, administering vital fluids, maintaining a neutral thermal environment, providing protection and assisting in specialized applications; and 4) blood pressure monitoring/accessories/other, comprised of specialized components for invasively monitoring blood pressure on a continuous basis with pressure transducer systems, along with other components and products sold on an OEM basis to other companies. In these four categories, UTMD's primary revenue contributors often enjoy a dominant market share and typically have differentiated product features protected by patents.

MANAGEMENT'S DISCUSSION AND ANALYSIS, *continued*

Revenues by product category:

1. Worldwide obstetrics product sales decreased 2% and represented 46% of total sales in 2001. Obstetrics sales dollars were $12,276 in 2001 compared to $12,499 in 2000 and $13,929 in 1999. Of the $223 decline in total obstetrics sales, $125 was from decreased utilization of vacuum-assisted delivery systems (VADS) by U.S. hospital customers. Despite hospital concern, UTMD agrees with ACOG (The American College of Obstetricians & Gynecologists) that using VADS remains the trained physician's best choice in many operative deliveries, and will continue its educational programs regarding appropriate indications and proper use of the procedure. Direct sales of the market-leading IUP catheter, Intran® Plus, declined 2% under active competition from Tyco/Kendall•LTP with its GPO contracts and Softrans imitation of Intran Plus. On January 16, 2002, in the United States Federal District Court for the District of Utah, a twelve member jury rendered a verdict in favor of UTMD that the Tyco/Kendall•LTP Softrans 4000 Intrauterine Pressure Catheter infringes UTMD's Intran patent. As part of any final judgment that may be entered in favor of UTMD, the Company intends to seek an injunction against the further marketing of Kendall•LTP's infringing product. In addition, cheaper, less clinically-effective products continue to represent significant competition where administrators have primary say-so in purchase decisions. Foreign obstetrics sales increased 18% even though UTMD's largest foreign distributor of obstetrics products went out of business early in the year.

PRODUCT LINE SALES BY SALES CHANNEL



OEM SALES
DIRECT SALES
57%
43%
47%
53%
BPM & ACC PRODUCTS
2001 sales
UNITED STATES
INTERNATIONAL
2%
98%
100%
OBSTETRICS, GYNECOLOGY AND NEONATAL PRODUCTS
2001 sales
UNITED STATES
INTERNATIONAL



30
20
10
0
99
00
01

GLOBAL SALES BY PRODUCT LINE
in millions of dollars



BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
22%
14%
18%
46%

2001 REVENUE BY PRODUCT LINE
percent of sales



6
4
2
0
99
00
01

FOREIGN SALES BY PRODUCT LINE
in millions of dollars



BPM
NEONATAL
GYNECOLOGY
OBSTETRICS
67%
4%
16%
13%

2001 FOREIGN REVENUE BY PRODUCT LINE
percent of sales

2. Worldwide gynecology/electrosurgery/urology product sales increased 8% overall in 2001, and represented 18% of total revenues. Gyn/ES/Uro sales dollars were $4,924 in 2001 compared to $4,552 in 2000 and $4,454 in 1999. Electrosurgery product sales increased 4%, direct urology product sales increased 32%, OEM urology product sales decreased 7% and sales of gynecology tools and instruments, including the EndoCurette, increased 76%. Foreign sales in this category increased 10%. A number of UTMD products in this fragmented category are differentiated, so sales should continue to grow as physicians learn more about them.

3. Worldwide neonatal product sales increased 1%, and represented 14% of total sales. Neonatal product sales were $3,801 in 2001 compared to $3,781 in 2000 and $3,807 in 1999. In 2001, UTMD stopped distributing the Bard Access Systems' Per-Q-Cath® neonatal PICC, replacing it with UTMD's newly developed PICC-Nate.™ UTMD sales of Per-Q-Cath were $12, $119 and $232 in 2001, 2000 and 1999, respectively. Excluding Per-Q-Cath, global neonatal product sales increased 3%. Foreign neonatal product sales excluding Per-Q-Cath increased 30%.

4. Worldwide blood pressure monitoring and accessories (BPM) sales declined 6%, and represented 22% of total revenues. Sales of BPM and accessories products were $5,953 in 2001 compared to $6,360 in 2000 and $7,258 in 1999. The primary factor causing the overall $407 decline was a $678 decline in foreign Deltran DPT sales. UTMD depends on the marketing efforts of its foreign distribution partners to differentiate Deltran from other BPM products. The decline in foreign sales of Deltran DPT also explains the decline in UTMD Ltd. sales activity since the Ireland facility is responsible for manufacturing the product for foreign customers. Domestic OEM sales in this category excluding sales to Baxter increased 10%. UTMD expects to be able to continue to increase U.S. OEM sales of BPM products in 2002, and is working with its foreign distributors to identify how it can help improve sales activity.

Foreign sales of Ob/Gyn and neonatal products increased 14% and totaled $1,718 for 2001. As a result of this increase and the decline in dominant foreign BPM sales, the share of Ob/Gyn and neonatal product sales increased to 33% of 2001 foreign sales compared to 28% in 2000 and 23% in 1999.

Gross Profit — UTMD's average 2001 gross profit margin (GPM), the surplus after costs of manufacturing, sterilizing, packaging, inspecting and shipping products (COGS) are subtracted from net revenues, was a Company record 57.1% compared to 55.6% in 2000 and 53.6% in 1999. Royalties paid to others are also included in COGS. UTMD experienced a decline in lower margin foreign BPM product sales and an increase in higher margin domestic direct Ob/Gyn sales, resulting in a favorable product mix. Manufacturing efficiencies for the year were excellent and certain license agreements expired reducing royalties paid to others.

With respect to gross profits in UTMD's sales channels, OEM sales are sales of UTMD products that are marketed by other companies in conjunction with their product offerings, and are not sold under UTMD's label. UTMD utilizes "OEM sales" as a means to help maximize utilization of its capabilities established to satisfy its "direct sales" business. As a general rule, prices for "OEM product sales" expressed as a multiple of direct variable manufacturing expenses are lower than for "direct sales" because in the OEM and international channels, UTMD's business partners incur the significant expenses of sales and marketing. Because of UTMD's small size and period-to-period fluctuations in OEM business activity, allocations of fixed manufacturing overheads cannot be meaningfully allocated between direct and OEM sales. Therefore, UTMD does not report GPM by sales channels.

UTMD targets an average GPM greater than or equal to 55%, which it believes is necessary to successfully support the significant operating expenses required in a highly complex and competitive marketplace. Management expects to achieve its GPM target again in 2002. Expected favorable influences include growth in sales volume without a similar increase in manufacturing overhead expenses, a larger percentage of total sales from higher margin products and a continued emphasis on reengineering products to reduce costs. Expected unfavorable influences are continued competitive pressure on pricing, especially in foreign BPM sales, and higher wage rates. UTMD expects to retain average GPMs in 2002 consistent with 2001.

Operating Profit — Operating profit, or income from operations, is the surplus after operating expenses are subtracted from gross profits. Operating expenses include sales and marketing (S&M) expenses, research and development (R&D) expenses and general and administrative (G&A) expenses. Operating profit increased 11% compared to the prior year. In 2001, operating profit was $9,278 compared to $8,367 in 2000 and $8,282 in 1999. UTMD was able to substantially decrease operating expenses as a percentage of sales to 22.7% in 2001 from 24.9% in 2000 and 25.5% in 1999. UTMD's operating profit margin, operating profits divided by total sales, was a Company record in 2001. The operating profit margin was 34.4% in 2001, compared to 30.8% in 2000 and 28.1% in 1999. Looking forward to 2002, assuming consistent GPMs, holding R&D and S&M expenses consistent as a ratio of sales, UTMD expects to achieve an even higher operating margin as a result of the changes in G&A expenses described below.

Because UTMD sells internationally through third party distributors, its S&M expenses are predominantly for U.S. business activity. S&M expenses are the costs of communicating UTMD's differences and product advantages, providing training and other customer service in support of the use of UTMD's solutions and processing orders. Contract administration fees paid to GPOs are also included in S&M expenses. Although revenues and GPMs increase when the same unit sales are made by directly employed sales representatives in lieu of independent distributors or OEM customers, S&M operating expenses increase as an offset. Year 2001 S&M expenses decreased to $2.8 million from $3.2 million in 2000 and $3.8 million in 1999. As a percent of total sales, S&M operating expenses were 10.3% in 2001, 12.0% in 2000 and 12.8% in 1999. UTMD management began to actively monitor and in detail address the productivity of its direct sales people in 2000 when direct domestic sales declined 7%. UTMD was able to stop the domestic sales decline in 2001 with $1,005 lower S&M expense compared to 1999. Because of the time lag in realizing increased sales from better trained, more productive sales people, UTMD expects some of the benefits of the changes made in 2001 to accrue to 2002 sales activity. Without including consideration for the impact of an ultimate favorable outcome to its patent infringement lawsuit with Tyco/Kendall•LTP, UTMD expects to achieve an increase in its domestic sales in 2002 for the first time since 1999. Looking forward, UTMD plans higher S&M expenses during 2002 due to Group Purchasing Organization fees, increased advertising expenses and new marketing initiatives, but intends to manage S&M expenses to remain less than 11% of total sales.

R&D expenses in 2001 were 1.3% of sales compared to 2.1% of sales in 2000 and 2.4% in 1999. In dollar terms, internal R&D expenses were $364 in 2001, $568 in 2000 and $719 in 1999. New products developed in 2001 included an alternative break-away introducer for PICC-Nate, a PICC repair kit, a new electrosurgical pen, a family of specialized microdissection needles named OptiMicro,™ and a family of PiCCO catheters developed in collaboration with Pulsion Medical Systems to be used in Pulsion's proprietary semi-invasive cardiac output monitoring systems. The OptiMicro electrosurgery needles will be introduced to the marketplace in 1Q 2002. In addition, a number of improvements to existing Gesco neonatal products were completed, and continued collaborative work with manufacturing engineering led to improvements in manufacturing costs and techniques. The manufacturing improvements are evident in UTMD's substantially improved GPMs. In 2002, UTMD will opportunistically employ R&D resources and invest R&D expenditures where management anticipates it can get a significant return on its investments with future new product sales. Those expenses are most likely to be in the range of 1%-2% of 2002 sales.

G&A operating expenses include the "front office" functional costs of executive management, finance and accounting, corporate information systems, human resources, shareholder relations, risk management and protection of intellectual property. In


OPERATING EXPENSES
S&M
G&A
R&D
8
7
6
5
4
3
2
1
0
32
28
24
20
16
12
8
4
0
99
00
01
99
00
01
in millions of dollars
percent of sales

addition to employing the personnel required to manage the preceding functions, G&A expenses include outside legal counsel, independent accounting audit fees, 401(k) administration, NASDAQ exchange fees, write-offs of uncollectible receivables, business insurance costs, corporate contributions to charitable organizations, and goodwill amortization associated with acquisitions (GWA). G&A expenses were $2,979 in 2001, $2,940 in 2000 and $3,017 in 1999. As a percent of sales, G&A operating expenses were 11.0% in 2001, 10.8% in 2000 and 10.2% in 1999. GWA was $569 in each of the three years 2001-1999, or about 2% of sales. Because of the new FASB accounting rules regarding intangible assets, GWA will be zero in 2002. In addition, all three years included considerable litigation expenses relating to the patent infringement lawsuit with Tyco/Kendall•LTP. Although additional 2002 litigation expense is required, including the actual trial in January 2002 and later responding to a probable Tyco/Kendall•LTP appeal, UTMD anticipates lower litigation expenses in 2002. Taking these changes into consideration, UTMD expects G&A expenses in 2002 will be less than 9% of total sales.

Non-operating Income, Non-operating Expense and EBT — Non-operating income includes royalties from licensing UTMD's technology to other companies, rent from leasing unutilized property to others, interest earned and capital gains from investing the Company's cash, and gains or losses from the sale of assets offset by non-operating expenses like interest expenses and bank fees on the revolving line-of-credit. Non-operating income was $202 in 2001, $53 in 2000 and $263 in 1999. Royalties received were $450 in 2001, $452 in 2000 and $529 in 1999. Royalties vary from period to period depending on the success of other companies in selling products licensed by UTMD, and the remaining life of the applicable patents. Interest expenses and bank fees associated with the line-of-credit which reduce non-operating income were $370 in 2001, $499 in 2000 and $307 in 1999. Interest costs in 2001 were lower when compared to 2000 because both interest rates and the average loan balance were lower. Assuming current interest rates remain about the average for the whole year of 2002 and no new borrowing for acquisitions or share repurchases, management expects total non-operating income to be about $200 higher in 2002 than 2001.

Earnings before income taxes (EBT) result from adding UTMD's non-operating income to its operating profits. EBT were $9,480 in 2001, $8,420 in 2000 and $8,545 in 1999. EBT in 2001 were 12.6% higher than in 2000 because of a record operating profit margin on only slightly lower sales combined with $149 higher non-operating income. Given the projections noted above including a new record operating profit margin year in 2002 on higher sales than in 2001, and an increase in non-operating income, management expects higher EBT in 2002.

Net Income, EPS and ROE — Net income is EBT minus income taxes. Net income increased 10.4% to $5,934 in 2001, from $5,373 in 2000 and $5,468 in 1999. Net income did not increase in the same proportion as EBT or operating profit increased because UTMD's 2001 effective tax rate increased. The effective income tax rate in 2001 was 37.4% compared to 36.2% in 2000 and 36.0% in 1999. Year to year fluctuations in the tax rate have resulted from 1) the use of a foreign sales corporation, 2) amount of exercised employee options which result in a tax benefit to the Company, 3) differences in distribution of state income taxes, 4) differences in profitability of the Ireland subsidiary which is taxed at a 10% rate on exported manufactured products, and 5) other factors such as R&D tax credits and actual litigation costs versus accrued expenses. The GWA associated with the 1997 Columbia Medical, Inc. acquisition is not tax deductible. In 2002, since GWA will not be an expense, there will be a favorable impact on the average tax rate. However, an offsetting unfavorable factor results from the fact that marginal tax rates increase by 5% for EBT above $10 million. UTMD expects its 2002 income tax rate to be about the same as 2001, excluding consideration for a large damages award in the Tyco/Kendall•LTP patent infringement lawsuit. UTMD is proud that its net income expressed as a percentage of sales ranks in the top performance tier of all U.S. publicly-traded companies at 22.0%, 19.8% and 18.6% for years 2001, 2000 and 1999, respectively. This profitability performance is the primary driver for UTMD's return on shareholders' equity (ROE).

Earnings per share (EPS) is net income divided by the number of shares of stock outstanding (diluted to take effect for stock options awarded which have exercise prices below the period's weighted average market value). Diluted 2001 EPS were a Company record, up 27% to $1.14 from $.90 in 2000. EPS in 1999 were $.76 when total sales were 8% higher. Since 1999, the combination of higher profitability and substantially fewer shares have created a substantial improvement in shareholder value in the form of higher EPS. In the four years since 1997, UTMD has increased EPS at a rate of 22% per year. UTMD management believes shareholder value is improved primarily by consistently increasing EPS. The end of 2001 weighted average number of diluted common shares (the number used to calculate diluted EPS) were 5,210 (in thousands) compared to 5,978 and 7,197 shares in 2000 and 1999, respectively. Actual outstanding common shares as of December 31, 2001 were 5,029.

Return on shareholders' equity (ROE) is the portion of net income retained by UTMD to internally finance its growth, divided by the average accumulated shareholders' equity during the period. ROE in 2001 was 39% compared to 34% in 2000 and 24% in 1999. This ratio determines how fast the Company can afford to grow without adding external financing that would dilute shareholder interests. For example, a 20% ROE will financially support 20% growth in revenues without issuing more stock. Record profitability and higher utilization of assets offset reduced financial leverage in creating an outstanding 2001 ROE result. In UTMD's opinion, achieving growth in revenues and EPS without diluting shareholder interests maximizes


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97 98 99 00 01
40
30
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97 98 99 00 01

YEAR-END INSTITUTIONAL OWNERSHIP
percent of total ownership

RETURN ON EQUITY
percent

(In thousands)

Years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 5,934	$ 5,373	$ 5,468
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,933	2,191	2,192
Provision for recovery of losses on accounts receivable	70	27	(16)
Gain (loss) on disposal of assets	6	1	(1)
Deferred income taxes	(26)	(13)	(81)
Tax benefit attributable to exercise of stock options	60	7	5
(Increase) decrease in:			
Accounts receivable	164	57	1
Accrued interest, grant claims, and other receivables	121	(12)	404
Inventories	(239)	165	903
Prepaid expenses and other current assets	(20)	27	(14)
Increase (decrease) in:			
Accounts payable	(208)	149	21
Accrued expenses	65	(147)	221
Deferred revenue	–	–	(2)
Net cash provided by operating activities	7,860	7,825	9,101
Cash flows from investing activities:			
Capital expenditures for:			
Property and equipment	(524)	(361)	(684)
Intangible assets	–	(250)	(2)
Proceeds from sale of property and equipment	–	11	1
Net cash used in investing activities	(524)	(600)	(685)
Cash flows from financing activities:			
Proceeds from issuance of common stock	316	85	98
Common stock purchased and retired	(193)	(11,598)	(12,058)
Proceeds from note payable	–	8,950	9,071
Repayments of note payable	(7,499)	(4,884)	(6,231)
Net cash used in financing activities	(7,376)	(7,447)	(9,120)
Effect of exchange rate changes on cash	(4)	(11)	(16)
Net decrease in cash	(44)	(233)	(720)
Cash at beginning of year	414	647	1,367
Cash at end of year	$ 370	$ 414	$ 647
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ 3,399	$ 3,308	$ 2,972
Interest	$ 370	$ 496	$ 296

See accompanying notes to consolidated financial statements.

shareholders' value. Management's goal is to consistently achieve ROE in excess of 25%. UTMD's ROE has averaged 30% per year over the last 16 years. Although the accumulation of cash in the absence of share repurchases or acquisitions could reduce total asset turns, and the elimination of long-term debt would reduce financial leverage that enhances ROE, management expects to be able to achieve its ROE objective again in 2002 primarily by accomplishing another record year in profitability.

Liquidity and Capital Resources

Cash Flows — Cash (and equivalent) balances were $370 at the end of 2001. UTMD effectively maintains zero-balance "sweep" cash account balances that minimize the line-of-credit balance, except for amounts held to meet operating requirements in Ireland and separate physical reserves set aside for litigation expenses and other contractual commitments where cash has been committed.

Net cash provided by operating activities, including adjustments for depreciation and other non-cash operating expenses, along with changes in working capital, totaled $7,860 in 2001 compared to $7,825 in 2000 and $9,101 in 1999. The reason that the cash provided was about the same in 2001 as 2000 was that the increase in net income in 2001 when working capital remained consistent with the prior year, was about the same in magnitude as the working capital decrease in the prior year when net income was lower. In 1999, UTMD's net income was comparable with 2000, so the $1.3 million higher amount of cash provided in 1999 compared to 2000 resulted essentially from a $1.3 million reduction in receivables and inventories.

The Company expended $524 during 2001 for investing activities, comprised entirely of purchases of property and equipment. During 2000, the Company used a total of $611 to purchase property and equipment and intangible assets, offset by $11 that UTMD received for selling used equipment it had replaced or no longer needed. Essentially all of the $685 UTMD used in 1999 for investing activities was for purchases of property and equipment.

In 2001, UTMD received $316 from issuing 44,500 shares of stock upon the exercise of employee stock options and repurchased 18,500 shares of stock at a cost of $193. Employee option exercises were at an average price of $7.11 per share. Share repurchases in the open market were at an average cost of $10.45 per share, including commissions. In 2000, the Company received $85 from issuing 12,524 shares of stock on the exercise of employee stock options and paid $11,598 to repurchase 1,463,032 shares. In 1999, UTMD received $98 from issuing 13,950 shares of stock on the exercise of employee stock options and paid $12,058 to repurchase 1,606,375 shares.

In 2001, UTMD made repayments of $7,499 on its note payable while receiving $0 in proceeds from the note. In 2000, UTMD made loan repayments of $4,884 and received $8,950 in proceeds from the note. In 1999 the Company made loan repayments of $6,231 and received $9,071 in proceeds from the note. The 2000 and 1999 loan proceeds were used to pay for UTMD share repurchases as the result of tender offers through which UTMD bought a combined 2.3 million of its shares at a total cost of $18,475.

Management believes that future income from operations and effective management of working capital will allow the liquidity needed to finance growth plans and repay debt. Planned 2002 capital expenditures are expected to be in the range of $600 to keep facilities, equipment and tooling in good working order.

In addition to the capital expenditures, UTMD plans to use cash in 2002 for selective infusions of technological, marketing or product manufacturing rights to broaden the Company's product offerings, for continued share repurchases if the price of the stock remains undervalued, and if available for a reasonable price, acquisitions that strategically fit UTMD's business and are accretive to performance. UTMD plans to use any cash not needed for the above pursuits during 2002 to eliminate the line-of-credit balance. The revolving credit line will continue to be used for liquidity when the timing of acquisitions or repurchases of stock require a large amount of cash in a short period of time.

Other Financial Measures

EBITDA — (= EBT, plus depreciation and amortization expenses, plus interest expense) is a term used for measuring a company's ability to generate cash from its operations without regard for changes in working capital, cash consumed for fixed asset purchases, its cost of borrowing or income tax burden. UTMD's EBITDA in 2001 was $11.8 million, or 44% as a ratio of sales. UTMD's EBITDA has averaged 39% of sales over the last five years. The extraordinarily strong cash generation performance resulted from a combination of outstanding operating profit performance, a substantial non-cash charge to earnings from amortization of goodwill and royalty income from others' use of UTMD's technology. Management projects performance factors will remain intact for 2002 that will allow approximately $12 million again in EBITDA.

Please note that EBITDA is not defined or described by Generally Accepted Accounting Principles. As such, it is not prepared in accordance with GAAP, is not a measure of liquidity, and is not a measure of operating results. However, the components of EBITDA are prepared in accordance with GAAP, and UTMD believes that EBITDA is an important measure of the Company's operating performance and financial well-being.

Management's Outlook

In summary, in 2002 UTMD plans to:

1) realize improved results from 2001 initiatives to expand sales activity;

2) continue outstanding operating performance, and set new Company records for profitability as a percent of sales;


12
9
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0
97
98
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01
10
8
6
4
2
0
97
98
99
00
01

EBITDA
in millions of dollars

YEAR-END SHARES OUTSTANDING
in millions of shares

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

Years ended December 31, 2001, 2000 and 1999

(In thousands)

	Common Stock		Additional Paid-in Capital	Cumulative Foreign Currency Translation Adjustment	Retained Earnings	Total
	Shares	Amount				
Balance January 1, 1999	8,046	$ 80	$ –	$ (509)	$ 26,446	$ 26,017
Shares issued upon exercise of employee stock options for cash	13	–	98	–	–	98
Tax benefit attributable to appreciation of stock options	–	–	5	–	–	5
Common stock purchased and retired	(1,606)	(16)	(103)	–	(11,939)	(12,058)
Foreign currency translation adjustment	–	–	–	(741)	–	(741)
Net income	–	–	–	–	5,468	5,468
Balance, December 31, 1999	6,453	64	–	(1,250)	19,975	18,789
Shares issued upon exercise of employee stock options for cash	13	–	85	–	–	85
Tax benefit attributable to appreciation of stock options	–	–	7	–	–	7
Common stock purchased and retired	(1,463)	(14)	(92)	–	(11,492)	(11,598)
Foreign currency translation adjustment	–	–	–	(309)	–	(309)
Net income	–	–	–	–	5,373	5,373
Balance, December 31, 2000	5,003	$ 50	$ –	$ (1,559)	$ 13,856	$ 12,347
Shares issued upon exercise of employee stock options for cash	45	–	316	–	–	316
Tax benefit attributable to appreciation of stock options	–	–	60	–	–	60
Common stock purchased and retired	(19)	–	(376)	–	183	(193)
Foreign currency translation adjustment	–	–	–	(257)	–	(257)
Net income	–	–	–	–	5,934	5,934
Balance, December 31, 2001	5,029	$ 50	$ –	$ (1,816)	$ 19,973	$ 18,207

See accompanying notes to consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS, *continued*

3) sustain the patent infringement verdict and recover damages; and

4) actively look for new acquisitions to build a platform for continued growth.

As a first indication of improving sales activity, 4Q 2001 was the first quarter in eight consecutive calendar quarters that UTMD achieved positive revenue growth relative to the same quarter in the prior year. The following factors provide optimism that 2002 will demonstrate renewed top line growth:

1) The direct U.S. sales team has been revitalized as a resource for achieving UTMD's objectives to help clarify clinician needs, responsively provide valuable solutions for those needs and assure timely support for clinical customers' use of UTMD's solutions.

2) Key U.S. hospital accounts that were converted back to UTMD's flagship products during 2001 will add significant business activity simply by virtue of being back purchasing products during a full year.

3) UTMD terminated its last speciality distributor, on which it relied for promotional sales activities, effective December 31, 2001 (not including national JIT distributors that continue on request of hospital customers to perform inventory functions). The terminated distributor was responsible for 6% of total domestic direct sales in 2001. If UTMD can retain the prior business activity, sales will increase because direct customer prices for the same products will be higher than UTMD's previous wholesale prices to the distributor. Historically, UTMD's direct sales representatives have consistently been able not only to retain prior business activity but substantially increase it after the termination of a regional distributor.

4) UTMD expects that new products that did not materially contribute to 2001 performance will make a more material contribution in 2002, e.g., PICC-Nate, EndoCurette and OptiMicro needles. All offer important clinical benefits.

5) Internationally, specialty Ob/Gyn product sales grew rapidly in 2001 and should continue the momentum in 2002. The new Pulsion PiCCO catheter should materially add to foreign sales if Pulsion and its marketing partners prove successful in gaining broader acceptance of the advanced method of measuring cardiac output.

6) UTMD achieved some success in 2001 in gaining more

MANAGEMENT'S DISCUSSION AND ANALYSIS, ***continued***

OEM interest in utilizing its capabilities, and expects some of those projects may begin to come to fruition in 2002.

Of course, UTMD feels strongly about the merits of its infringement claims regarding its patented flagship product, Intran Plus. The lawsuit has been in process for five years, and has required a huge commitment of limited UTMD resources, which negatively affected past performance. In UTMD's opinion, copying strategies work as a business approach for large commodity-oriented (not innovative) companies because small specialized "single-product" companies do not command the financial resources to fight a protracted complex legal battle in the courts to defend their technologies. UTMD's employees are gratified that the Utah Federal District Court jury found that UTMD's patent was valid and that Graphic Controls, now Tyco/Kendall•LTP, infringed it. Since Tyco/Kendall•LTP introduced Softrans (their copy of Intran Plus) in 1996, which was found to have infringed the UTMD patent, they have significantly diminished UTMD's market share aided by their GPO contracts for broad commodity product lines and greater sales and marketing resources. Tyco/Kendall•LTP appears to have taken about 40% of UTMD's previous IUPC business. The jury awarded UTMD $20 million in damages, representing an estimate of the profits that UTMD has lost to date. If Tyco appeals as they have indicated they will, UTMD will work to protect the verdict, although we expect a significant struggle based on the last five years' experience with the amount of money and lawyers that Tyco will deploy. Given the uncertainty of a complex legal process, UTMD will reserve its projection of the significant impact that an ultimate victory would have on its business until the case is finally closed. However, the appeal process will not require new discovery or new testimony by witnesses, and therefore should be completed before the end of 2003.

UTMD will continue to focus on differentiating itself, especially from large commodity-oriented competitors. UTMD is small, but its employees are experienced and diligent in their work. Our passion is in providing innovative clinical solutions that will help reduce health risks for women and their babies. The Company has a defined focus, and does not seek to become big as a primary motivation. We just want to do an excellent job in meeting our customers' needs, and provide our shareholders with excellent returns. The reliability and performance of UTMD's products is high and represents significant clinical benefits as well as minimal total cost of care. Physicians do care about the well-being of their patients, but their time is limited to evaluate choices, and they have hospital administrators to deal with who often look at the initial price of a product, period. UTMD is hopeful that recent federal congressional attention on the activities of GPOs will begin to shine a brighter light on their anti-competitive practices that are not in the best interest of U.S. patients or their physicians. In the U.S., UTMD will continue to leverage its reputation as an innovator which will responsively take on challenges to work with physicians who use its products in specialty hospital areas, or outside the hospital in their office practices. Internationally, where UTMD must depend on the knowledge, focus, relationships and energy of independent distributors, management will continue to closely monitor performance and recruit needed new business partners. In 2002, UTMD expects its Ireland subsidiary, which shipped only 54% of foreign sales in 2001 because of weak BPM product sales, to improve from its 2001 performance and make a more important contribution to UTMD's overall performance. We expect the Oregon operation to continue the excellent OEM performance it demonstrated in 2001.

In 2001, UTMD again demonstrated a high positive cash flow reflected by record EBITDA performance of 44% of sales, managing its working capital effectively and keeping new capital expenditures substantially below its rate of depreciation of existing assets. Enough time has passed allowing reduction of debt that UTMD's balance sheet is back in shape for another acquisition without diluting shareholders interest by issuing more stock. In considering acquisitions, UTMD looks to acquire successful companies that will enhance its specialist focus. When we acquire a company, it probably will be for cash, with the idea that we will be able to retain key resources that helped make it successful, and not gut the acquired company simply to gain financial benefits. Because current market values seem closer to acquisition values that will allow realistic accretive results, UTMD intends to increase its acquisition search activity in 2002.

UTMD's technologies are current, and ideas often leading, but we believe in the "old-fashioned" approach of building of a long-term, stable business that will achieve predictable future results allowing job security for our employees who are diligent in their work, consistent returns for our shareholders and continued excellent services for customers who depend on us. Rather than devoting limited resources to a large public relations effort promoting the Company's stock, we focus our resources on Company business.

Over the last four years, UTMD has achieved some significant accomplishments: 1) compounded EPS growth of 22% per year; 2) repurchase of 40% of the ownership of the Company (net of all option exercises) for $25 million (3.3 million net shares an average cost of $7.63 per share including commissions and other repurchase costs); 3) two acquisitions costing $11.5 million which accounted for 24% of total sales in 2001; and, 4) an apparent successful effort defending the patent rights of UTMD's flagship product technology and core franchise of UTMD's market identity, plus a $20 million lost profits award.

Looking back, UTMD's EPS were up 27% in 2001, and the $13.61 ending share price was up 81% relative to the end of 2000. The NASDAQ Composite, S&P 500 Index and DJIA were all down, 21%, 13% and 7%, respectively. With 2001 EPS of $1.14, UTMD's year-end price to earnings ratio (PER) was still only 11.9, suggesting that a combination of PER expansion to closer to the market average and continued increase in EPS performance could again provide exceptional shareholder returns in 2002.


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EBITDA
percentage of sales

1. Summary of Significant Accounting Policies

Organization — Utah Medical Products, Inc. and its wholly owned subsidiaries, principally Utah Medical Products Ltd., which operates a manufacturing facility in Ireland, and Columbia Medical, Inc. (the Company) are in the business of producing specialized devices for the healthcare industry. The Company's broad range of products includes those used in critical care areas and the labor and delivery departments of hospitals, as well as outpatient clinics and physician's offices. Products are sold in both domestic U.S. and international markets.

Use of Estimates in the Preparation of Financial Statements — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although actual results could differ from those estimates, management believes it has considered and disclosed all relevant information in making it's estimates that affect reported performance and current values.

Principles of Consolidation — The consolidated financial statements include those of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents — For purposes of the consolidated statement of cash flows, the Company considers cash on deposit and short-term investments with original maturities of three months or less to be cash and cash equivalents.

Grant Claims Receivable — Grant claims receivable consists of amounts due from the Industrial Development Agency (Ireland) under capital and employment grant agreements for the construction and operation of the Company's Ireland manufacturing facility.

Inventories — Finished products, work-in-process, and raw materials and supplies inventories are stated at the lower of cost (computed on a first-in, first-out method) or market *(see note 2)*.

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line and units-of-production methods over estimated useful lives as follows:

Building and improvements	30-40 years
Furniture, equipment, and tooling	3-10 years

Revenue Recognition — Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company also provides for the estimated cost that may be incurred for product warranties and unforeseen uncollectible accounts. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment. This policy meets the criteria of SAB 101 in that there is persuasive evidence of an existing contract or arrangement, delivery has occurred, the price is fixed and determinable and the collectibility is reasonably assured.

Intangible Assets — Costs associated with the acquisition of patents, trademarks, goodwill, license rights, and non-compete agreements are capitalized and have been amortized using the straight-line method over periods ranging from 5 to 17 years. In the future per SFAS No. 142, the Company will no longer amortize the remaining goodwill associated with its 1997 and 1998 acquisitions.

Income Taxes — The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes," whereby deferred taxes are computed under the asset and liability method.

Earnings per Share — The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year.

Translation of Foreign Currencies — Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company's assets and liabilities are reflected as a separate component of stockholders' equity. A negative translation impact on stockholders' equity reflects a current relative U.S. dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted (based on when transactions actually occurred) average rate of exchange during the year.

Loans to Related Parties — Except as listed below or further disclosed in these notes, the Company has not made material loans to related entities including employees, directors, shareholders, suppliers or customers, nor does it guarantee the debt of related entities.

Concentration of Credit Risk — The primary concentration of credit risk consists of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations as reflected by its reserves.

The Company's customer base consists primarily of hospitals, medical product distributors, physician practices and others directly related to healthcare providers. Although the Company is affected by the well-being of the global healthcare industry, management does not believe significant trade receivable credit risk exists at December 31, 2001.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to a significant credit risk on cash and cash equivalent balances.

2. Detail of Certain Balance Sheet Accounts

	December 31, 2001	December 31, 2000
Accounts receivable (in thousands):		
Trade receivables	$ 3,776	$ 3,979
Grant claim receivables	(50)	42
Accrued interest and other	9	38
Less allowance for doubtful accounts	(150)	(80)
	$ 3,585	$ 3,979
Inventories (in thousands):		
Finished products	$ 1,142	$ 882
Work-in-process	835	764
Raw materials	1,271	1,359
	$ 3,248	$ 3,005
Other assets (in thousands):		
Goodwill	$ 8,533	$ 8,533
Patents	1,893	1,893
License rights	293	293
Trademarks	224	224
Non-compete agreements	175	175
	11,118	11,118
Accumulated amortization	(4,296)	(3,548)
	$ 6,822	$ 7,570
Accrued expenses (in thousands):		
Payroll and payroll taxes	$ 1,021	$ 858
Reserve for litigation costs	538	662
Other	458	443
	$ 2,017	$ 1,963

3. Property and Equipment

Property and equipment consists of the following (in thousands):

	December 31, 2001	December 31, 2000
Land	$ 927	$ 945
Buildings and improvements	7,199	7,328
Furniture, equipment, and tooling	13,683	13,548
Construction-in-progress	202	54
	22,011	21,875
Accumulated depreciation and amortization	(13,134)	(12,086)
	$ 8,877	$ 9,789

Included in the Company's consolidated balance sheet are the assets of its manufacturing facilities in Utah, Oregon and Ireland. Property and equipment, by location are as follows (in thousands):

December 31, 2001	Utah	Oregon	Ireland	Total
Land	$ 621	$ –	$ 306	$ 927
Building and improvements	3,900	32	3,267	7,199
Furniture, equipment, and tooling	11,793	1,251	639	13,683
Construction-in-progress	202	–	–	202
Total	16,516	1,283	4,212	22,011
Accumulated depreciation and amortization	(11,200)	(1,136)	(798)	(13,134)
Property and equipment, net	$ 5,316	$ 147	$ 3,414	$ 8,877

December 31, 2000	Utah	Oregon	Ireland	Total
Land	$ 621	$ –	$ 324	$ 945
Building and improvements	3,827	32	3,469	7,328
Furniture, equipment, and tooling	11,611	1,262	675	13,548
Construction-in-progress	54	–	–	54
Total	16,113	1,294	4,468	21,875
Accumulated depreciation and amortization	(10,428)	(959)	(699)	(12,086)
Property and equipment, net	$ 5,685	$ 335	$ 3,769	$ 9,789

4. Note Payable

The Company has an unsecured bank line-of-credit agreement which allows the Company to borrow up to a fixed maximum amount (in thousands) of $14,500 at an interest rate equal to either the bank's LIBOR rate plus 1.35%, or the bank's prime rate. The line-of-credit-balance matures on April 14, 2003 and had outstanding balances of (in thousands) $2,501 and $10,000 on December 31, 2001 and 2000, respectively. The principal financial loan covenants are a restriction on the total amount available for borrowing to 2.5 times the last twelve months' EBITDA, which as of December 31, 2001 was equal to (in thousands) $29,500, and a requirement to maintain a current ratio in excess of 2.0 for each quarter which in 2001 ranged from 2.6 to 3.4.

5. Commitments and Contingencies

Operating Leases — The Company has a lease agreement for land adjoining the Company's Utah facility for a term of forty years commencing on September 1, 1991. On September 1, 2001 and subsequent to each fifth lease year, the basic rental will be adjusted for published changes in a price index. The Company also leases its CMI building in Oregon under a short-term noncancelable operating lease. Rent expense charged to operations under these operating lease agreements was approximately (in thousands) $101, $98 and $103 for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum lease payments under this operating lease obligation as of December 31, 2001 were as follows (in thousands):

Year ending December 31:	Amount
2002	$ 62
2003	37
2004	37
2005	37
2006	37
Thereafter	962
Total future minimum lease payments	$ 1,172

Product Liability — The Company is self-insured for product liability risk. "Product liability" is an insurance industry term for the cost of legal defense and possible eventual damages awarded as a result of use of a company's product during a procedure that results in an injury of a patient. The Company maintains a reserve for product liability litigation and damages consistent with it's previous long-term experience. Actual product liability litigation costs and damages during the last three reporting years have been immaterial which is consistent with the Company's overall history.

The Company absorbs the costs of clinical training, trouble-shooting and product warranties in its on-going operating expenses.

Litigation — The Company is involved in lawsuits which are an expected consequence of its operations and in the ordinary course of business. The Company believes that pending litigation will not have a materially adverse effect on its financial condition or results of operations.

Irish Development Agency — In order to satisfy requirements of the Irish Development Agency in assisting the start-up of its Ireland subsidiary, the Company agreed to invest certain amounts and maintain a certain capital structure in its Ireland subsidiary. The effect of these financial relationships and commitments are reflected in the consolidated financial statements and do not represent any significant credit risk that would affect future liquidity.

6. Income Taxes

Deferred tax assets (liabilities) consist of the following temporary differences (in thousands):

	December 31,			
	2001		2000	
	Current	Long-term	Current	Long-term
Inventory write-down and unicap	$ 184	$ –	$ 153	$ –
Allowance for doubtful accounts	51	–	27	–
Accrued liabilities and reserves	264	–	278	–
Other	16	183	71	–
Depreciation and amortization	–	(60)	–	(196)
Earnings from subsidiary	–	(513)	–	(234)
Deferred income taxes, net	$ 515	$ (390)	$ 529	$ (430)

The components of income tax expense are as follows (in thousands):

	Years ended December 31,		
	2001	2000	1999
Current	$ 3,520	$ 3,039	$ 3,158
Deferred	26	8	(81)
Total	$ 3,546	$ 3,047	$ 3,077

Income tax expense differed from amounts computed by applying the statutory federal rate to pretax income as follows (in thousands):

	Years ended December 31,		
	2001	2000	1999
Federal income tax expense at the statutory rate	$ 3,062	$ 2,863	$ 2,905
State income taxes	474	436	427
Foreign sales corporation	(60)	(79)	(75)
Other	70	(173)	(180)
Total	$ 3,546	$ 3,047	$ 3,077

7. Options

The Company has stock option plans which authorize the grant of stock options to eligible employees, directors, and other individuals to purchase up to an aggregate 2,800,000 shares of common stock. All options granted under the plans are granted at current market value at date of grant, and may be exercised between six months and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring retention of competent directors, employees, and executive personnel, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company.

Changes in stock options were as follows:

	Shares	Price Range Per Share
2001		
Granted	81,400	$ 9.125 – $ 12.00
Expired or canceled	28,855	6.50 – 14.25
Exercised	44,500	6.50 – 11.50
Total outstanding at December 31	1,082,878	6.50 – 14.25
Total exercisable at December 31	912,185	6.50 – 14.25
2000		
Granted	96,200	$ 6.63 – $ 7.75
Expired or canceled	107,500	6.50 – 14.25
Exercised	12,524	6.50 – 7.75
Total outstanding at December 31	1,074,833	6.50 – 14.25
Total exercisable at December 31	821,462	6.50 – 14.25
1999		
Granted	267,000	$ 6.50 – $ 7.75
Expired or canceled	147,174	6.50 – 14.25
Exercised	13,950	6.75 – 7.25
Total outstanding at December 31	1,098,657	6.50 – 14.25
Total exercisable at December 31	665,533	6.50 – 14.25

For the years ended December 31, 2001, 2000 and 1999, the Company reduced current income taxes payable and increased additional paid-in capital by (in thousands) $60, $7, and $5, respectively, for the income tax benefit attributable to appreciation of common stock related to stock options.

Stock-Based Compensation — The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the financial statements. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards starting in 1995 consistent with the provisions of SFAS No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	Years ended December 31, 2001	2000	1999
Net income as reported	$ 5,934	$ 5,373	$ 5,468
Net income pro forma	$ 5,686	$ 4,970	$ 4,888
Earnings per share assuming dilution as reported	$ 1.14	$ .90	$ .76
Earnings per share assuming dilution pro forma	$ 1.09	$ .83	$ .68

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Years ended December 31, 2001	2000	1999
Expected dividend yield	$ –	$ –	$ –
Expected stock price volatility	44.6%	45.9%	47.5%
Risk-free interest rate (weighted average)	4.9%	6.6%	4.7%
Expected life of options	5.0 years	4.5 years	3.5 years

The per-share weighted average fair value of options granted during 2001, 2000 and 1999 is $4.27, $3.09 and $2.56, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.50 – 8.00	604,209	5.76	$ 6.96	505,716	$ 7.00
9.125 – 14.25	478,669	4.72	11.38	406,469	11.74
$ 6.50 – 14.25	1,082,878	5.30	$ 8.91	912,185	$ 9.11

8. Earnings Per Share

Financial accounting standards require companies to present basic and diluted earnings per share (EPS) along with additional informational disclosures. Information related to EPS is as follows (in thousands, except per share amounts):

	Years ended December 31,		
	2001	2000	1999
Basic EPS:			
Net income available to common stockholders	$ 5,934	$ 5,373	$ 5,468
Weighted average common shares	5,019	5,954	7,187
Net income per share	$ 1.18	$ .90	$ .76
Diluted EPS:			
Net income available to common stockholders	$ 5,934	$ 5,373	$ 5,468
Weighted average common shares	5,210	5,978	7,197
Net income per share	$ 1.14	$ .90	$ .76

9. Geographic Sales Information

The Company had sales in the following geographic areas (in thousands):

Year	United States	Europe	Other
2001	$ 21,752	$ 3,012	$ 2,190
2000	$ 21,768	$ 3,043	$ 2,382
1999	$ 23,894	$ 2,971	$ 2,579

10. Product Sale and Purchase Commitments

The Company has license agreements for the rights to develop and market certain products or technologies owned by unrelated parties. The confidential terms of such agreements are unique and varied, depending on many factors relating to the value and stage of development of the technology licensed. Royalties on future product sales are a normal component of such agreements and are included in the Company's cost of goods sold on an ongoing basis.

The Company has in the past received and continues to receive royalties as a result of license agreements with unrelated companies that allow exclusive or nonexclusive rights to the Company's technology.

11. Employee Benefit Plan

The Company has a contributory 401(k) savings plan for employees who work 30 hours or more each week, who are at least 21 years of age, and have a minimum of one year of service with the Company. The Company's contribution is determined annually by the Board of Directors and was approximately (in thousands) $85, $87 and $94 for the years ended December 31, 2001, 2000 and 1999, respectively.

12. Fair Value of Financial Instruments

None of the Company's financial instruments, which are current assets and liabilities that could be readily traded, are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet.

13. Recent Accounting Pronouncements

In July 2001, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" were issued. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. It requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. SFAS 142 is required to be applied for fiscal years beginning after December 15, 2001. According to the requirements of SFAS 142, the Company will no longer amortize the goodwill associated with its 1997 and 1998 acquisitions and will begin to regularly assess its goodwill for impairment. The book value of goodwill related to these acquisitions at December 31, 2001 was (in thousands) $6,245.

The FASB recently issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement, which amends SFAS No. 19, establishes accounting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires all entities with a legal obligation to retire tangible, long-lived assets to record the retirement costs as a liability on an entity's balance sheet. The effective date for this Statement is June 15, 2002. Management does not believe the adoption of Statement 143 will have any material effect on its financial statements since the Company does not hold title to any tangible assets which would have to be retired under a legal obligation.

The FASB recently issued FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The new guidance resolves implementation issues related to FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." Statement 144 is effective for fiscal years beginning after December 15, 2001. Management does not believe the adoption of Statement 144 will have any material effect on its financial statements since goodwill is no longer required to be allocated to long-lived assets when testing for impairment.

14. Subsequent Event

On January 16, 2002, in the United States Federal District Court for the District of Utah, a twelve member jury rendered a verdict that the Kendall•LTP Softrans 4000 Intrauterine Pressure Catheter infringes the Company's United States Letters Patent No. 4,785,822 for inventions relating to a "Disposable Intracompartmental Pressure Transducer." The jury awarded the Company $20,000,000 in damages. Entry of the final judgement is dependent upon the resolution of certain limited issues remaining to be decided by the court. As part of any final judgement that may be entered in the Company's favor, the Company intends to seek an injunction against the further marketing of Kendall•LTP's infringing product, Softrans. The Company has received indication that Kendall•LTP may appeal the decision.

Independent Auditors' Report

To the Board of Directors and Stockholders of Utah Medical Products, Inc.

We have audited the consolidated balance sheet of Utah Medical Products, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income and other comprehensive income, stockholders' equity, and cash flows for the years ended December 31, 2001, 2000 and 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Utah Medical Products, Inc. as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Tanner + Co.

Salt Lake City, Utah
January 15, 2002

Corporate Information

Board of Directors

Kevin L. Cornwell
Chairman and CEO

Stephen W. Bennett, M.D., Dr. P.H.
Retired Senior Health Care Analyst
G. T. Management Ltd.

Ernst G. Hoyer
General Manager
Petersen Precision Engineering Co.

Barbara A. Payne, Ph.D.
Consultant

Paul O. Richins
Chief Administrative Officer

Officers

Kevin L. Cornwell
President and Secretary

Paul O. Richins
Vice President and
Chief Administrative Officer

Greg A. LeClaire
Chief Financial Officer

Mark A. Lanman
Vice President, Sales

Investor Information

Utah Medical Products, Inc.
7043 South 300 West
Midvale, Utah 84047

Utah Medical Products Ltd.
Garrycastle Industrial Estate
Athlone, County Westmeath
Ireland

Columbia Medical, Inc.
Redmond, Oregon

Registrar and Transfer Company
10 Commerce Street
Cranford, New Jersey 07016

Tanner + Co.
Salt Lake City, Utah

Russell Brennan Keane
Athlone, Ireland

Kruse, Landa & Maycock
Salt Lake City, Utah

Arthur Cox, Solicitors
Dublin, Ireland

Corporate Stock


UTMD
NASDAQ
LISTED

The Company's common stock began trading on the Nasdaq Stock Market (symbol: UTMD) on March 8, 2000. It previously traded on the New York Stock Exchange (symbol: UM). The following table sets forth the high and low sales price information as reported by Nasdaq and NYSE for the periods indicated.

	2001		2000	
	High	Low	High	Low
First Quarter	10.50	7.03	8.00	6.19
Second Quarter	12.40	8.80	7.69	6.50
Third Quarter	14.00	9.40	8.06	6.81
Fourth Quarter	13.64	9.80	8.56	6.00

For shareholder information contact: Paul Richins, (801) 566-1200

Website: www.utahmed.com

e-mail: info@utahmed.com

